May 4, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. H. Christopher Owings, Andrew Mew and Scott Stringer

and Ms. Catherine Brown

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 23, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
File No. 1-14514

Consolidated Edison Company of New York, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 23, 2009
Definitive Information Statement on Schedule 14C
Filed April 9, 2009
File No. 1-1217

Ladies and Gentlemen:

On April 20, 2009, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filings. Our responses to the comments are provided below following the Division’s comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 82

Note A – Summary of Significant Accounting Policies, page 82

Plant and Depreciation, page 82

1.	Comment: We note your response to comment three in our letter dated March 26, 2009. With a view toward enhanced disclosures, please disclose the plant’s depreciation expenses that are reflected in the rates established and approved by the regulatory authorities such as the PSC, New Jersey Board of Public Utilities, Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission.

Response: In future filings of our Annual Report on Form 10-K, we will revise our disclosure to include the equivalent of the following:

“Under the Utilities’ current rate plans, the aggregate annual depreciation allowance in effect at December 31, 2008 was $734 million, including $695 million under Con Edison of New York’s electric, gas and steam rate plans that have been approved by the PSC.”

Definitive Proxy Statement on Schedule 14A of Consolidated Edison, Inc.

General

2.	Comment: In your response, please acknowledge that each comment below also is applicable to the Definitive Information Statements on Schedule 14C of Consolidated Edison Company of New York, Inc.

Response: We acknowledge that each comment below also is applicable to Definitive Information Statements on Schedule 14C of Consolidated Edison Company of New York, Inc.

Executive Compensation, page 16

Compensation Discussion and Analysis Report, page 16

Compensation Philosophy and Objectives, page 17

3.	Comment: Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other components. You provide disclosure addressing each individual compensation component but, as a general matter, your disclosure lacks qualitative or quantitative discussion of how decisions regarding one type of award motivate the Management Development and Compensation Committee to award other components of compensation. Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among each component of compensation and why determinations with respect to one component may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards, Refer to Items 402(b)(1)(iv)-(vi) of Regulation S-K.

Response: In future filings we will provide additional disclosure that addresses how decisions regarding particular components of the compensation program fit into the overall compensation objectives and affect decisions regarding other components. If such disclosure had been made, it would have appeared under “B. Compensation Philosophy and Objectives” following the subheading “(ii) Pay-Performance Alignment” on page 17 as follows:

(iii) Total Direct Compensation Mix

The Committee seeks to assure that the total direct compensation of each Named Executive Officer is balanced appropriately between base salary (fixed compensation) and annual incentive and long-term incentive compensation (variable compensation).

The Committee believes that fixed compensation should recognize each Named Executive Officer’s individual responsibility and performance. The Committee believes that variable compensation should represent the most significant portion of each Named Executive Officer’s total direct compensation to motivate strong annual and multi-year performance. The Committee also believes that most of the total variable compensation targeted to each Named Executive Officer should be in the form of long-term, rather than annual, incentives, to emphasize the importance of sustained Company performance. The target annual incentive and long-term incentive grants made to each Named Executive Officer by the Committee reflect the Committee’s desired balance between these elements, relative to the base salary paid to each executive.

As shown below for 2008, the mix of total direct compensation for the Named Executive Officers meets the Committee’s objectives: each is weighted heavily towards performance-based variable compensation, with the largest portion delivered in long-term incentives. As each element of compensation for our Chief Executive Officer and our Named Executive Officers as a group is set at median levels for chief executive officers and named executive officers of the compensation peer group, we believe the total direct compensation mix of our Named Executive Officers is in line with that of the compensation peer group.

The following charts illustrate the average mix of target total direct compensation for our Chief Executive Officer and our other Named Executive Officers:

The following charts illustrate the average mix of target total direct compensation for chief executive officers and other named executive officers in our compensation peer group:

III. Committee Actions with Respect to Executive Compensation, page 18

C. Annual Incentive Compensation, page 19

(iii) Calculation of Annual Incentive Awards, page 20

4.	Comment: With respect to the “Weighing Earned” factor for your annual incentive awards, you disclose on page 20 that “weightings earned reflect achievement of the objectives and may vary from zero to 120 percent.” Under the heading “(vi) Achievement of the 2008 Financial and Operating Objectives” on page 22, you include tabular disclosure of the weighing earned but it is not apparent how the weighting earned factors are determined. For example, for 2008 the actual adjusted company net income was 95.2% of the targeted adjusted company net income and you disclose a weighting earned for this objective of 37.5%, or 75% of the target after giving effect to the 50% weighting of this objective. As another example, you disclose the target operating budgets and actual expenditures for Consolidated Edison of New York and Orange and Rockland on page 21. The actual expenditures for Consolidated Edison of New York were $1,260.4 million, or $37.1 million less that the target operating budget for Consolidated Edison of New York of $1,297.5 million, and you disclose a weighting earned for this objective equal to the maximum of 120% of the target after giving effect to the weighting of this objective. Please disclose how the Committee translates the comparison of actual results to target results into “weightings earned” factors for adjusted company net income, adjusted regulated net income and each other financial objective.

Response: In future filings we will disclose how actual results are translated into the “weightings earned” for each of the “Financial Objectives” relative to the preestablished targets for each of the objectives. If such disclosure had been made, it would have appeared under “C. Annual Incentive Compensation” in the subheading “(iv) Financial Objectives” following the table showing the 2008 target adjusted net income and actual adjusted net income on page 21 as follows:

Weightings earned for the 50 percent “adjusted net income” component were determined based upon the following scale:

Performance Relative to Target	Adjusted Company net income Targets ($ millions)	Adjusted Regulated net income Targets ($ millions)	Weighting Earned
≥ 10%	947.0	921.5	60%
≥ 7.5%	925.5	900.5	57.5%
≥ 5%	903.9	879.6	55%
≥ 2.5%	882.4	858.6	52.5%
Target	860.9	837.7	50%
≤ 2.5%	839.4	816.8	37.5%
≤ 5%	817.9	795.8	25%
≤ 7.5%	796.3	774.9	12.5%
≤ 10%	774.8	753.9	No annual incentive award

Such disclosure would also have appeared under “C. Annual Incentive Compensation” in the subheading “(iv) Financial Objectives” following the table showing the 2008 target operating budgets and actual expenditures on page 21 as follows:

Weightings earned for the “other financial performance” component are based on the Company’s business for which each Named Executive Officer is responsible. For the chairman, chief financial officer and general counsel “other financial performance” weighting earned is allocated 18 percent for Con Edison of New York, 1 percent for Orange and Rockland and 1 percent for the Competitive Energy Businesses. For the president of each of Con Edison of New York and Orange and Rockland “other financial performance” weighting earned of 20 percent is based upon each company’s operating budget.

The weightings earned for the “other financial performance” component were determined based upon the following scales:

Con Edison of New York operating budget Targets ($ millions)	Weighting Earned for the Chairman, Chief Financial Officer and General Counsel	Weighting Earned for the President of Con Edison of New York
≤ 1,281.3	21.6%	24%
1,297.5 (Target)	18.0%	20%
≥ 1,313.7	14.4%	16%
≥ 1,329.9	10.8%	12%
≥ 1,346.2	7.2%	8%
≥ 1,362.4	3.6%	4%
≥ 1,378.6	0%	0%

Orange and Rockland operating budget Targets ($ millions)	Weighting Earned for the Chairman, Chief Financial Officer and General Counsel	Weighting Earned for the President of Orange and Rockland
≤ 182.3	1.2%	24%
184.3 (Target)	1.0%	20%
≥ 186.3	0.8%	16%
≥ 188.3	0.6%	12%
≥ 190.3	0.4%	8%
≥ 192.3	0.2%	4%
≥ 194.3	0%	0%

D. Long-Term Incentive Compensation, page 23

(iii) Calculation of 2008 Performance Restricted Stock Units, page 23

5.	Comment: You disclose on page 24 under this heading that the “[a]ctual payout of the stock unit awards… may vary from zero up to a maximum of 135 percent of such award…[which represents] the maximum payout of the stock unit awards that vest based on payouts from the annual incentive plan (120 percent), plus (ii) the maximum payout of the stock unit awards that vest based on the cumulative change in total shareholder returns (150 percent).” We note that the maximum amount included in the “estimated Future Payouts Under Equity Incentive Plan Awards’ column of the Grants of Plan-Based Awards table on page 29 is, in each case, 150 percent of the target award. Since the table shows the total performance restricted stock unit award, please tell us why the maximum award is 150 percent, instead of 135 percent, of the target award.

Response: In future filings we will clarify that the Committee has discretion to increase the maximum award. If such disclosure had been made, it would have appeared under “D. Long-Term Incentive Compensation” in the subheading “(iii) Calculation of 2008 Performance Restricted Stock Units” at the end of the paragraph following the definition of “Shareholder Return Percentage” on page 24 as follows:

The Committee has discretion to increase the maximum 135 percent payout to up to 150 percent of the award.

In future filings we will also adjust the Grants of Plan-Based Awards table to reflect the 135 percent maximum and add to the footnote the Committee’s discretion. If such disclosure had been made it would have appeared as follows:

Grants of Plan-Based Awards Table (page 29)

The following table sets forth certain information with respect to the grant of equity plan awards and non-equity incentive plan awards awarded to the Named Executive Officers for the fiscal year ended December 31, 2008.

GRANTS OF PLAN-BASED AWARDS

Name & Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock Awards(3) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kevin Burke Chairman of the Board, President and Chief Executive Officer	1/16/2008	$137,800	$1,102,500	$1,323,000	19,600	78,200	105,600	$3,233,961

Robert Hoglund Senior Vice President and Chief Financial Officer	1/16/2008	$36,500	$291,600	$349,900	6,000	24,000	32,400	$992,520

Louis L. Rana President and Chief Operating Officer	1/16/2008	$64,000	$512,200	$614,600	6,000	23,900	32,300	$988,385

John D. McMahon President and Chief Executive Officer, Orange & Rockland	1/16/2008	$72,300	$578,000	$693,600	7,500	30,000	40,500	$1,240,650

Charles E. McTiernan, Jr. General Counsel	1/16/2008	$24,600	$196,800	$236,200	2,500	10,000	13,500	$413,550

Footnotes:

(1)	Represents annual cash incentive award opportunity awarded under the Company’s annual incentive plan. See “Annual Incentive Compensation” starting on page 19.
(2)	Represents awards of performance restricted stock units for the 2008-2010 performance period granted under the Company’s long-term incentive plan. See “Long-Term Incentive Compensation” starting on page 23. The Committee has discretion to increase the 135 percent maximum payout to up to 150 percent of the award.
(3)	This column reflects the grant date fair value of the performance restricted stock unit awards for the 2008 – 2010 performance period in accordance with FAS 123R.

Grants of Plan-Based Awards (page IS-3)

(Parent’s Proxy Statement page 29)

Name & Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Stock Awards(3) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Frances A. Resheske Senior Vice President	1/16/2008	$24,000	$192,000	$230,400	1,900	7,500	10,100	$310,163

(iv) Payout of 2006 Awards, page 24

6.	Comment: Please disclose by footnote to the table at the top of page 25, or in another appropriate place, the Incentive Plan Percentage for each of the years in the 2006-2008 performance period.

Response: In future filings we will disclose the annual incentive plan percentages for each of the years in the relevant performance period. If such disclosure had been made, it would have appeared under “D. Long-Term Incentive Compensation” in the subheading “(iv) Payout of 2006 Awards” on page 25 as a footnote to the column titled “Incentive Plan Percentage” in the table showing, for each Named Executive Officer, the calculation of the payout with respect to the stock units for the 2006 – 2008 performance period as follows:

The Incentive Plan Percentages for each year in the 2006 – 2008 performance period were as follows:

	2006	2007	2008
Chief Executive Officer, Chief Financial Officer and General Counsel	75.5%	105.5%	96.7%
President and Chief Operating Officer, Con Edison of New York	75.5%	101.0%	110.0%
President and Chief Executive Officer, Orange and Rockland	99.2%	94.0%	103.0%

Compensation Discussion and Analysis–Committee Actions with Respect to Executive

Compensation–Long-Term Incentive Compensation–Payout of 2006 Awards (page IS-2)

(Parent’s Proxy Statement page 25)

	2006	2007	2008
Senior Vice President	75.5%	100.3%	109.7%

Option Exercises and Stock Vested Table, page 31

7.	Comment: Footnote 2 to this table states that the value realized on vesting was determined by multiplying the number of shares acquired on vesting by the average of the high and low price of the Company’s common stock on the date before vesting. Please compute the aggregate dollar amount realized upon vesting by multiplying the number of shares by the market value of the underlying shares on the vesting date. Refer to instruction to Item 402(g)(2) of Regulation S-K.

Response: In future filings we will compute the aggregate dollar amount realized upon vesting by multiplying the number of shares of Company common stock by the market value (closing price) of the underlying shares on the vesting date. The Stock Awards shown on the Options Exercise and Stock Vested Table (page 31 of the Definitive Proxy Statement on Schedule 14A of Consolidated Edison, Inc. and page IS-4 of the Definitive Information Statement on Schedule 14C of Consolidated Edison Company of New York, Inc.) were valued in accordance with the terms of the plans. If the Stock Awards had been valued using the market value (closing price) on the vesting date, the Option Exercises and Stock Vested Table would have appeared as follows:

Option Exercises and Stock Vested Table (page 31)

The following table sets forth certain information with respect to all options exercised and stock awards vesting in 2008 for the Named Executive Officers.

Option Exercises and Stock Vested

	OPTION AWARDS		STOCK AWARDS
Name & Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Kevin Burke	20,000	$214,654	20,580	(2)	$846,250	(2)
Chairman of the Board,	50,000	$274,135	2,899	(3)	$141,616	(3)
President and Chief Executive Officer

Robert Hoglund	—	—
Senior Vice President and			1,764	(2)	$72,536	(2)
Chief Financial Officer

Louis L. Rana	—	—	3,796	(2)	$156,092	(2)
President and Chief Operating Officer,			850	(3)	$41,523	(3)
Con Edison of New York

John D. McMahon	—	—	4,453	(2)	$183,107	(2)
President and Chief Executive Officer,			2,499	(3)	$122,076	(3)
Orange and Rockland

Charles E. McTiernan, Jr.	—	—	1,176	(2)	$48,357	(2)
General Counsel

Footnotes:

(1)	The value realized on exercise was determined by calculating the difference between the average of the actual sales price of the Company common stock underlying the options exercised and the exercise price of those stock options.
(2)	Represents the vesting of each Named Executive Officer’s 2006 performance restricted stock unit award, valued at $41.12, the closing price of the Company’s common stock on the vesting date. Actual value realized by each Named Executive Officer will depend on each individuals’ payout election under the Company’s long-term Incentive plan.
(3)	Represents the vesting of each Named Executive Officer’s 2002 annual incentive plan deferral, valued at $48.85, the closing price of the Company’s common stock on December 31, 2007, the last trading date before the vesting date (January 1, 2008).

Option Exercises and Stock Vested Table (page IS-4)

(Parent’s Proxy Statement page 31)

	OPTION AWARDS		STOCK AWARDS
Name & Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Frances A. Resheske	—	—	1,202	(2)	$49,426	(2)
Senior Vice President			1,100	(3)	$53,735	(3)

Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Edward J. Rasmussen, Vice President and Controller at 212-460-4202 (rasmussene@coned.com).

Very truly yours,

/s/ Robert Hoglund

Robert Hoglund

Senior Vice President and

Chief Financial Officer

Cc:	David Schroeder, PricewaterhouseCoopers LLP